NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 06, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 25, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Duff & Phelps Select MLP and Midstream Energy Fund Inc. and Virtus Duff & Phelps Select MLP and Energy Fund, a series of Virtus Alternative Solutions Trust, an open-end management investment company, became effective on June 25, 2021. The Duff & Phelps Select MLP and Midstream Energy Fund Inc. shareholders will receive a number of Class I shares of Virtus Duff & Phelps Select MLP and Energy Fund, which will be based on the net asset value (not the market value) of the Target Fund relative to the net asset value of Class I shares of the Acquiring Fund. The aggregate net asset value of the Acquiring Fund shares received by Target Fund shareholders will be equal to the aggregate net asset value of the shares of the Target Fund held by its shareholders, in each case as of the close of business on the business day immediately prior to the closing date of the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 22, 2021.